SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

TO BE FILED ANNUALLY PRIOR TO MARCH 1

ALPENA POWER RESOURCES, LTD.
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Claimant ALPENA POWER RESOURCES, LTD., is a holding company, a Michigan corporation, incorporated and organized in 2000, which became a holding company on January 2, 2001, and which holds an interest in the following subsidiaries each of which is organized under the laws of the State of Michigan:

(a)  Alpena Power Company, a Michigan corporation, a public electric utility;

(b)  West Dock Properties, LLC, a Michigan limited liability company, owner of non-utility real and personal property;

(c)  Sunrise Side Energy, LLC, a Michigan limited liability company, owner of a 50% membership interest in an electric generation company, Alpena Power Generation, L.L.C.

(d)  Alpena Power Generation, L.L.C., a Michigan limited liability company, owner and operator of four electric power generating facilities utilizing diesel engine generators, which generates electric power sold at wholesale only.

The business address of the Claimant and each of its subsidiaries is:

310 N. Second Avenue
Alpena, Michigan 49707

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver of receive electric energy or gas at the borders of such State.

(a)  Claimant (Alpena Power Resources, Ltd.).

The total properties of the claimant consist of all of the issued and outstanding common stock of Alpena Power Company; a 100% membership interest in West Dock Properties, LLC; and a 100% membership interest in Sunrise Side Energy, LLC.

(b)  Subsidiary (Alpena Power Company).

All of Alpena Power Company properties are located within the State of Michigan. Alpena Power Company provides retail electric services to approximately 15,500 customers in parts of four counties in Northeastern Lower Michigan.

Alpena Power Company owns no electric generating plants. Alpena owns approximately 13 circuit miles of 138 kV radial lines that run to two substations and from one of those substations on to one large industrial customer. Alpena owns approximately 68 circuit miles of 34.5 kV lines which, after transformation at 15 substations, connect to distribution lines with nominal voltages below 34.5 kV or to individual customers. All of Alpena Power Company’s facilities used for the transmission of electricity, including the 138 kV lines, 34.5 kV lines, associated facilities, and all retail meter facilities, have been classified as local distribution facilities by the Michigan Public Service Commission.

Alpena owns several parcels of real property utilized for office and operational facilities.

(c)  Subsidiary (Alpena Power Generation, L.L.C.)

All of Alpena Power Generation, L.L.C.’s property and facilities are located within the State of Michigan. Alpena Power Generation, L.L.C. has four diesel powered electric generating sites as follows:

Site/Location	Engines Number/Capacity	Total Site Capacity
Calcite Rogers City, Michigan	10 Caterpillar diesel engines @ 1.825 MW each	18.25 MW

Site/Location	Engines Number/Capacity	Total Site Capacity
Rockport Alpena, Michigan	5 Caterpillar diesel engines @ 1.825 MW each	9.125 MW
Long Lake Alpena, Michigan	5 Cummins diesel engines @ 1.8 MW each	9 MW
Lake Winyah Alpena, Michigan	10 Caterpillar diesel engines @ 1.825 MW each	18.25 MW

3.  The following information for calendar year 2001 with respect to claimant and each of its subsidiary public utility companies:

	Claimant	Alpena Power Company		Alpena Power Generation, L.L.C
(a) Number of kWh of electricity energy sold (at retail or wholesale)	None	288,273,713		2,593,657
		(retail	)	(wholesale	)
(b) Number of kWh of electric energy distributed outside of Michigan	None	None		None

(c) Number of kWh of electric energy sold at wholesale outside of Michigan or at Michigan state line	None	None		None

(d) Number of kWh of electric energy purchased outside of Michigan or at the Michigan state line	None	None		None

4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

(b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.

(c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e)  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of Alpena Power Resources, Ltd. and its subsidiary companies for the calendar year ending December 31, 2001, together with a consolidating balance sheet of Alpena Power Resources, Ltd. and its subsidiary companies as of December 31, 2001, is attached hereto as Exhibit A and incorporated herein by reference.

EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

There are no EWG or foreign utility companies related to any of the associated companies in the holding company system.

The above named claimant has caused this statement to be fully executed on its behalf by its authorized officer on the 28th day of February, 2002.

ALPENA POWER RESOURCES, LTD.
(Name of claimant)

By:	/s/ STEVEN K. MITCHELL
Steven K. Mitchell
Executive Vice President/Treasurer

Corporate Seal

Attest:

By:	/s/ ANN K. BURTON
Ann K. Burton Vice President/Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven K. Mitchell
Executive Vice President/Treasurer
310 N. Second Avenue
Alpena, MI 49707

EXHIBIT A
ALPENA POWER RESOURCES, LTD AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF INCOME
For the Year Ending 12/31/2001

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
Operating Revenues
Utility		20,229,996			-219	20,229,777
Rents				358,692	-13,200	345,492
Royalties				250,597	0	250,597

Total Operating Revenues	0	20,229,996	0	609,289	-13,419	20,825,866
Operating Expenses
Purchased Power		11,168,584			0	11,168,584
Other Operation		3,205,378		74,023	-17,131	3,262,270
Maintenance		586,625		1,170	0	587,795
Depreciation and Amortization		1,214,388		193,073	0	1,407,461
Property and Other Taxes		912,095		49,695	0	961,790

Total Operating Expenses	0	17,087,070	0	317,961	-17,131	17,387,900

Operating Income	0	3,142,926	0	291,328	3,712	3,437,966
Other Income (Deductions)	1,686,505	667,800	-179,231	-72	-1,883,353	291,649
Interest Charges	701	1,139,992	61,331	144,716	-169,941	1,176,799

Income Before Income Taxes	1,685,804	2,670,734	-240,562	146,540	-1,709,700	2,552,816
Income Taxes	-52,815	867,012			0	814,197

Net Income	1,738,619	1,803,722	-240,562	146,540	-1,709,700	1,738,619
Cash Dividends on Preferred Stock		59,309			0	59,309

Earnings on Common Stock	1,738,619	1,744,413	-240,562	146,540	-1,709,700	1,679,310

ALPENA POWER RESOURCES, LTD AND SUBSIDIARIES

CONSOLIDATING STATEMENT OF RETAINED EARNINGS
For the Year Ending 12/31/2001

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
RETAINED EARNINGS
Balance at December 31, 2000	0	5,804,193	0	0	0	5,804,193
Total Comprehensive Income	1,408,537	1,473,640	-240,562	146,540	-1,379,618	1,408,537
Net Assests Transferred	5,804,193	-296,500	0	0	-5,507,693	0
Cash Dividends
Common	-509,308	-512,704	0	0	512,704	-509,308
Preferred	-59,309	-59,309	0	0	59,309	-59,309

Balance at December 31, 2001	6,644,113	6,409,320	-240,562	146,540	-6,315,298	6,644,113

RECONCILIATION OF NET INCOME TO TOTAL COMPREHENSIVE INCOME

Net Income	1,738,619	1,803,722	-240,562	146,540	-1,709,700	1,738,619
Unrealized gains (losses) on securities	-3,437	-3,437	0	0	3,437	-3,437
Related tax benefit (expense)	1,169	1,169	0	0	-1,169	1,169
Realized (gains) losses on securities	-496,688	-496,688	0	0	496,688	-496,688
Related tax (benefit) expense	168,874	168,874	0	0	-168,874	168,874

Total Comprehensive Income	1,408,537	1,473,640	-240,562	146,540	-1,379,618	1,408,537

ALPENA POWER RESOURCES, LTD AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET
December 31, 2001

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
ASSETS
Property & Investments
Electric utility property, at cost		38,297,370				38,297,370
Non utility property, at cost	64,319	190,734	380	3,075,319		3,330,752

	64,319	38,488,104	380	3,075,319	0	41,628,122
Less accumulated depreciation and amort	12,863	14,607,803	76	410,174		15,030,916

	51,456	23,880,301	304	2,665,145	0	26,597,206
Construction work in progress		472,707				472,707

	51,456	24,353,008	304	2,665,145	0	27,069,913
Investment in Subsidiaries	10,007,179		-682,104		-10,007,179	-682,104
Securities Available for Sale		24,203				24,203

Total Property and Investments	10,058,635	24,377,211	-681,800	2,665,145	-10,007,179	26,412,012
Current Assets
Cash	1,672	421,172	1,669	8,861		433,374
Accounts Receivable-Net		1,634,851		4,519	-987	1,638,383
Notes Receivable	15,000	2,305,000	955,000		-2,320,000	955,000
Dividends Receivable	125,629				-125,629	0
Accrued Unbilled Revenues		634,165				634,165
Inventories		126,071				126,071
Prepaid Expenses		616,183		26,191		642,374
Deferred Federal Taxes		47,951				47,951
Other		174,397				174,397

Total Current Assets	142,301	5,959,790	956,669	39,571	-2,446,616	4,651,715
Other Assets
Deferred Debits		34,144				34,144
Goodwill			627,816			627,816
Deferred Federal Taxes		1,834,554				1,834,554
Regulatory Assets		511,219				511,219

Total Other Assets	0	2,379,917	627,816	0	0	3,007,733

Total Assets	10,200,936	32,716,918	902,685	2,704,716	-12,453,795	34,071,460

CAPITALIZATION AND LIABILITIES
Capitalization
Preferred Stock		608,300				608,300
Common Stock	3,395,380	3,395,380			-3,395,380	3,395,380
Additional Paid-In Capital			17,500	279,000	-296,500	0
Retained Earnings	6,641,128	6,406,335	-240,562	146,540	-6,312,313	6,641,128
Accum Other Comprehensive Income	2,985	2,985			-2,985	2,985
Long-Term Debt		8,615,249	229,782	2,216,797	-1,505,000	9,556,828

Total Capitalization	10,039,493	19,028,249	6,720	2,642,337	-11,512,178	20,204,621
Current Liabilities
Long-Term Debt Due Within One Year		3,730,086	64,948	31,465		3,826,499
Short-Term Notes Payable			815,000		-815,000	0
Accounts Payable	297	1,074,269	163	29,420	-988	1,103,161
Federal Income Taxes	-38,960	50,316				11,356
Deferred Federal Taxes		60,833				60,833
Dividends Payable	125,629	184,938			-125,629	184,938
Other Accrued Liabilities		1,245,011	15,854	1,494		1,262,359

Total Current Liabilities	86,966	6,345,453	895,965	62,379	-941,617	6,449,146
Deferred Credits and Non-Current Liabilities
Deferred Federal Taxes	74,477	2,828,886				2,903,363
Deferred Investment Tax Credit		339,442				339,442
Other Deferred Credits		3,828,448				3,828,448
Regulatory Liabilities		346,440				346,440

Total Def Credits and Non-Current Liab	74,477	7,343,216	0	0	0	7,417,693

Total Capitalization and Liabilities	10,200,936	32,716,918	902,685	2,704,716	-12,453,795	34,071,460